For immediate release

ANNUAL GENERAL MEETING OF SHAREHOLDERS OF 9 MAY 2006

21st April 2006 - Rotterdam, the Netherlands – Mittal Steel Company N.V. (Mittal Steel) today announced that agenda items 2, 3, 4 and 5a on the agenda of its 9 May 2006 Annual General Meeting of Shareholders (AGM) will be discussed during the AGM but will not be put up for vote. These items of the agenda will be voted upon at an extraordinary general meeting of shareholders, the date of which is expected to be announced following the opening of the tender period for the mixed cash and exchange offer for the outstanding share capital and equity securities of Arcelor S.A. (the "Offer").

The shareholders' circular (the "Shareholders' Circular") to be prepared in connection with agenda item 2 (Proposal to approve the mixed cash and exchange offer for the issued and outstanding share capital and equity securities of Arcelor S.A. pursuant to article 2:107a Dutch Civil Code) will not be made available as announced in the notice of the AGM dated 12 April 2006. The offer document, which would have been included in the Shareholders' Circular, has not been formally approved yet by the applicable regulators. Mittal Steel intends to provide its shareholders with the same information that will be provided to Arcelor security holders in the Offer.

Mittal Steel believes that it is in the best interest of its shareholders that a vote on the Offer and certain related items take place on the basis of the final documentation for the Offer.

Finally, all other items on the agenda of the AGM will be dealt with in accordance with the notice of the AGM dated 12 April 2006.

About Mittal Steel

Mittal Steel Company is the world’s largest and most global steel company. The company has operations in sixteen countries, on four continents. Mittal Steel encompasses all aspects of modern steelmaking, to produce a comprehensive portfolio of both flat and long steel products to meet a wide range of customer needs. It serves all the major steel consuming sectors, including automotive, appliance, machinery and construction.

For 2005, Mittal Steel had revenues of US$28.1 billion and steel shipments of 49.2 million tons. The company trades on the New York Stock Exchange and the Euronext Amsterdam under the ticker symbol “MT”.

Forward-Looking Statements

This communication may contain forward-looking information and statements about Mittal Steel Company N.V., Arcelor S.A. and/or their combined businesses after completion of the proposed acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements may be identified by the words "believe," "expect," "anticipate," "target" or similar expressions. Although Mittal Steel’s management believes that the expectations reflected in such forward-looking statements are reasonable, investors and holders of Arcelor’s securities are cautioned that forward-looking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of Mittal Steel, that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the filings with the Netherlands Authority for the Financial Markets and the SEC made or to be made by Mittal Steel, including (in the latter case) on Form 20-F and on Form F-4. Mittal Steel undertakes no obligation to publicly update its forward-looking statements, whether as a result of new information, future events, or otherwise.

No Offer

No offer to exchange or purchase any Arcelor shares or convertible bonds has been made in The Netherlands or in any jurisdiction other than Luxembourg, France, Spain, Belgium and the United States. This communication does not constitute an offer to exchange or purchase any Arcelor shares or convertible bonds. Such an offer will be made only pursuant to an official offer document approved by the appropriate regulators.

Important Information

In connection with its proposed acquisition of Arcelor S.A., Mittal Steel Company has filed, and will file, important documents with the European regulators and the SEC, including a registration statement on Form F-4, a prospectus for the exchange offer and related documents. Investors and Arcelor security holders are urged to carefully read all such documents because they contain important information. Investors and Arcelor security holders may obtain copies of such documents free of charge on the websites of certain of the European regulators, the SEC’s website at www.sec.gov and Mittal Steel’s website at www.mittalsteel.com.